

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 2, 2017

<u>Via E-mail</u>
Mr. Emil Assentato
Chief Executive Officer and Chief Financial Officer
Nukkleus, Inc.
525 Washington Boulevard, Jersey City,
New Jersey 07310

> **Re: Nukkleus, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2016**
> **Filed January 13, 2017**
> **File No. 333-192647**

Dear Mr. Assentato:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Wilson K. Lee

                    Wilson K. Lee
                    Senior Accountant
                    Office of Real Estate and
                    Commodities